EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year ended December 31,
	2003	2004	2005	2006	2007
EARNINGS
Income (Loss) Before Income Taxes	$91,728	$45,351	$88,378	$52,847	$(46,139)
Fixed Charges (as below)	46,787	39,475	36,762	44,769	54,716
Total Earnings	$138,515	$84,826	$125,140	$97,616	$8,577

FIXED CHARGES
Interest Expense	$44,784	$37,957	$34,094	$40,778	$46,560
Credit for Allowance for Borrowed Funds Used During Construction	451	280	668	1,491	5,156
Trust Dividends	(93)	(62)	-	-	-
Estimated Interest Element in Lease Rentals	1,645	1,300	2,000	2,500	3,000
Total Fixed Charges	$46,787	$39,475	$36,762	$44,769	$54,716

Ratio of Earnings to Fixed Charges	2.96	2.14	3.40	2.18	0.15